SilverCrest Reports Coloradito Target Results at La Joya Property;
Potential Large Bulk Tonnage Mo-W-Ag-Au Target

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, BC – February 16, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce that it continues to validate the results of 56 historic core holes drilled on its La Joya Property between 1979 and 2003 by previous operators. The historic holes included 37 holes on the Main Mineralized Trend, 6 holes on the adjacent Coloradito target and 4 and 1 on each of the Santo Nino and Esperanza targets respectively, and 8 holes outside of target areas. Archived core is available and being split for geochemical analysis for the entire length of the drill holes at Coloradito. Due to low metals prices at the time of the historical drilling, only sections of potentially high grade mineralization were of interest and assayed while large lower grade intercepts were ignored and not assayed. As announced on January 5, 2012, SilverCrest’s drilling on the Main Mineralized Trend to date has demonstrated intercepts of potentially economic mineralization over widths up to 230 metres. Please reference our website at www.silvercrestmines.com for more information, photos and figures on La Joya.

N. Eric Fier, CPG, P.Eng. and COO of the Company stated, “Coloradito could possibly be the next discovery at La Joya and serves to re-emphasize the growing potential of the La Joya property with a current initial Inferred Resource of over 100 million ounces silver equivalent in the Main Mineralized Trend discovered to date. The Coloradito area shows potential for a large bulk tonnage Molybdenum (Mo), Tungsten (W), Silver (Ag) and Gold (Au) system with Cu-Pb-Zn credits. Planned Phase II drilling during 2012 will further test the extent of mineralization in the Coloradito area.”

Assay validation and complete sampling of core from the four historic holes has been completed on the “Coloradito” target (see table below and attached figures). From surface mapping, sampling and limited historic drilling with Company validation, an area with near surface potentially large bulk tonnage Mo-WAg-Au mineralization has been defined that is approximately 500 metres long by 200 metres wide, and 100 to 200 metres in depth. The Coloradito weighted average grades of 0.051% Mo and 0.044%WO3 plus 15.9gpt Ag and 0.11 gpt Au are similar to current economic or potentially economic near surface bulk tonnage deposits such as Thompson Creek Mine, ID (0.046 to 0.081 % Mo), Endako, BC (0.030 to 0.046 % Mo), Sisson, NB (0.031% Mo, 0.094% WO3) and El Creston, Mexico (0.071% Mo, 0.06% Cu). All references are from public company websites.

The Coloradito target is one of three targets adjacent to the Main Mineralized Trend for which the Company has reported an initial Inferred Resource of +100 million ounces of Ag equivalent (see press release dated January 5, 2012).

The most significant drill results of the validated historic holes at Coloradito, which have only partially tested the target are shown in the following table and attached figures.

Hole (Azimuth, Dip)	From (m)	To (m)	Length (m)	Ag (gpt)	Au (gpt)	WO3 (%)	Mo (%)
SAC00-02 (55, - 55)	0.0	78.0	78.0	12.5	0.15	0.062	0.098
includes	48.0	77.0	31.0	19.0	0.17	0.064	0.150
	161.0	182.0	21.0	34.0	0.05	0.073	0.074
	241.7	246	4.3	124.5	0.15	0.020	0.009
SAC00-03 (95, - 70)	4.9	60	55.1	16.8	0.06	0.042	0.072
includes	44.0	54.0	10.0	30.5	0.08	0.044	0.226
	228.0	250.5	22.5	10.6	0.66	0.005	0.003
SAC00-04 (0, - 90)*	3.1	47.8	44.7	11.9	0.04	0.042	0.041
SAC00-05 (35, - 45)	3.2	212.0	208.2	12.4	0.10	0.036	0.028
Includes	3.2	73.0	69.8	11.2	0.11	0.062	0.038
Includes	105.0	140.0	35.0	19.3	0.18	0.032	0.061
includes	193.0	212.0	19.0	40.5	0.22	0.015	0.088
Unvalidated Historical Results
S-3(45,- 60)	12.2	27.4	15.2	22.2	0.04	NR	0.006
	76.2	112.7	36.5	10.0	0.19	NR	0.023
	155.4	179.8	24.4	36.0	0.35	NR	0.005
S-4a(45,- 60)	15.0	76.2	61.2	30.1	0.19	NR	0.078
includes	54.8	76.2	21.4	51.8	0.22	NR	0.145

*Hole SAC00-04 was lost at 44.7m and re-drilled as S-4a
NR: No historic results available.
All numbers are rounded.

All validation sample analyses were completed by Inspectorate Exploration & Mining Services Ltd. in Durango, Mexico and Richmond, BC or ALS Chemex in Zacatecas and North Vancouver, BC.

The highest grade sample taken to date on the La Joya property is a surface sample from the Coloradito area with a grade of 5,318.8 gpt Ag, 54.7 gpt Au and 6.3% Pb over 2 metres.. This historic sample was collected by Boliden/Luismin JV in 1999. This area is currently being mapped and sampled and will be drilled during the Company’s ongoing Phase II program.

Coloradito mineralization consists of a Contact Zone with stockwork veining. This Contact Zone is similar to that identified in adjacent Main Mineralized Trend with multiple intrusives doming Cretaceous sediments with subsequent skarn development. Molybdenum values appear to be higher (up to 0.6% Mo) at Coloradito compared to La Joya where copper values are higher (up to 15% Cu) which implies a different intrusive or a subsequent intrusive event with different mineralized solutions. Coloradito core also contains anomalous Cu, Pb, and Zn. The Phase II drill program is expected to further test the known mineralization at Coloradito with 8 to 10 drill holes.

The La Joya Deposit currently has initial Inferred Resources of:

CATEGORY**	CUT OFF GRADE GPT	TONNES	AG GPT	AU GPT	CU %	CONTAINED AG OZ	CONTAINED AU OZ	CONTAINED CU LBS	CONTAINED AG EQ. OZ*
INFERRED***	15 Ag Eq.	57,940,000	28.0	0.18	0.21	51,348,000	333,400	270,296,000	101,918,000
	30 Ag Eq.	35,500,000	39.0	0.22	0.30	44,300,000	246,000	237,500,000	86,400,000

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt Ag Eq using the metal price ratios described above.

Please refer to the January 5, 2012 news release for further details on the initial Inferred Resource at the Main Mineralized Trend at La Joya. The NI 43-101 Technical Report containing the initial resource estimate for La Joya is expected to be filed on www.sedar.com prior to February 20, 2012.

The Phase II 80 hole drill program is expected to test approximately 2.5 kilometres of the Main Mineralized Trend (MMT) that includes at least the 9 near-vertical structures and stockwork zones, 12 near-horizontally stacked mantos and a Contact Zone with underlying intrusive. Based on the encouraging results to date, two additional drill rigs are being mobilized to accelerate this Phase II exploration program. Drilling on the southern extension of the Trend is anticipated to start in late February. This area is thought to be potentially the highest grade area along the MMT based on Company surface mapping and sampling and historic drill hole results. Fourteen holes in Phase II have been drilled to date with assays being received and compiled for release.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
--------------------------------------------------------	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

Currently Drilling
+500 m
C'
C
+200 m
El Coloradito
La Esperanza
Santo Niño
2.5 km
2.5 km
Goldcorp
Skarn
?
Intrusives
S-3
SAC00-02
SAC00-03
SAC00-05
SAC00-04
S-4a
Proposed Phase II hole*
VALIDATED HISTORIC HOLE
HISTORIC HOLE
SILVERCREST PHASE I HOLE
ROAD
MAIN MINERALIZED TREND
LA JOYA PHASE I (Ag-Cu-Au-W-Pb-Zn)
LA JOYA PHASE II (Ag-Cu-Au-W-Pb-Zn)
El Coloradito (Ag-Au-Mo-W)
Santo Niño (Ag-Cu-Au-W-Pb-Zn)
La Esperanza (Ag-Cu-Au-?)
CONTOUR INTERVAL 10m
GRAPHIC SCALE
SilverCrest
LA JOYA PROJECT
DRILL HOLE LOCATIONS AND TARGETS
AOC
1:5,000
NOV. 2011

* Approximate location, subject to change

C
C'
250m
5,318.8 gpt Ag, 54.7 gpt Au, 6.3% Pb/2m
16.8, 0.06, 0.042, 0.072/55.1m
12.5, 0.15, 0.062, 0.098/78m
19.3, 0.18, 0.032, 0.061/35m
~200m
2200.00 Y
SAC00-04
2000.00 Y
SAC00-05
SAC00-03
S-4a
?
40.5, 0.22, 0.015, 0.088/19m
34.0, 0.05, 0.073, 0.074/21m
SAC00-02
1800.00 Y
0.00 X
200.00 X
gpt Ag, gpt Au, %WO3, %Mo/metres
12.5, 0.15, 0.062, 0.098/78m
S-4a UNVALIDATED HISTORIC DRILL HOLE
HISTORIC HOLE, ASSAY VALIDATION
INTRUSIVE : PORPHYRITIC FELDSPAR/MONZONITE
SKARN
HORNFELS/MARBLE
SIGNIFICANT MINERALIZED INTERCEPT
0
100
SilverCrest
LA JOYA PROJECT
Section C-C'
Looking North West
Feb 2012